UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. N/A )*

Build A Bear Workshop Inc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

120076104

(CUSIP Number)

Braden Leonard,  BML Capital Management, LLC  65 E Cedar - Suite 2  Zionsville,  Indiana  46077  Phone : 317-344-2447

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BML Investment Partners, L.P. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,540,000(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,540,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,540,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9 (2)%

14	TYPE OF REPORTING PERSON
PN

(1) BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

(2) Calculated based on 17,395,493 shares of Build-a-Bear Workshop, Inc.’s (the “Issuer’s”) common stock, par value $0.01 per share, as reported on the
Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Braden M. Leonard (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
131,791 (2)

	8	SHARED VOTING POWER
1,540,000 (1)

	9	SOLE DISPOSITIVE POWER
126,296

	10	SHARED DISPOSITIVE POWER
1,540,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,671,791 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6 (3)%

14	TYPE OF REPORTING PERSON
IN

(1) BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

(2) Includes 5,495 shares of unvested restricted common stock as to which Mr. Leonard has voting but not dispositive power.

(3) Calculated based on 17,395,493 shares of the Issuer’s common stock, par value $0.01 per share, as reported on the Issuer’s Form 10-Q filed with the
Securities and Exchange Commission on November 6, 2014.

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background

(a)	No material change.

(b)	No material change.

(c)	No material change.

(d)	No material change.

(e)	No material change.

(f)	No material change.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
“BML Investment Partners, L.P. holds 1,540,000 shares of Common Stock which were acquired using working capital. Braden M. Leonard individually owns 126,296 shares of Common Stock and 5,495 shares of unvested restricted Common Stock, which he acquired using personal funds or received as grants in connection with his service on the Board of Directors of the Issuer, as discussed under Item 4 below.”

Item 4.	Purpose of Transaction

No material change.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a) Amount beneficially owned:
As of November January 26,2015, Braden M. Leonard beneficially owned 1,671,791 shares of the Issuer’s Common Stock, which includes 126,296 shares of Common Stock and 5,495 shares of unvested restricted Common Stock as to which Mr. Leonard has voting but not dispositive power.

As of January 26,2015, BML Investment Partners, L.P. beneficially owned 1,540,0000 shares of the Issuer’s Common Stock.”

Percent of class:

As of January 26, 2015, Braden M. Leonard beneficially owned 9.6% of the Issuer’s Common Stock.

As of January 26, 2015, BML Investment Partners, L.P. beneficially owned 8.9% of the Issuer’s Common Stock.”

(b)
Mr. Leonard has sole voting power over 131,791 shares, sole dispositive power over 126,296 shares, and shared voting and dispositive power over 1,5400,000 shares.

BML Investment Partners, L.P. has no sole voting or dispositive power over any shares, and shared voting and dispositive power over 1,540,000 shares.”

(c)
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(c) During the past 60 days, BML Investment Partners, L.P. effected the following transactions in Issuer’s Common Stock. All of such transactions were effected in the open market.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
10/28/2014 10/29/2014 10/30/2014 10/31/2014 11/5/2014 11/6/2014 11/11/2014 11/17/2014 11/18/2014 01/02/2015 01/07/2015 01/08/2015 01/09/2015 01/12/2015	(45,000) (90,000) (45,000) (15,000) (29,000) (2,500) (18,418) (200) (19,800) (11,800) (48,200) (58,829) (1,171) (120,000)	16.94 17.12 17.08 17.14 18.41 18.71 18.47 19.00 18.96 19.76 19.25 19.54 19.54 20.23

Except as set forth above, neither Mr. Leonard nor BML Investment Partners, L.P. purchased, sold, or acquired any additional shares of the Issuer’s
Common Stock during the 60 days prior to the filing of this Amendment No. 4 to Schedule 13D.”

(d)	No material change.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Agreement of Joint Filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BML Investment Partners, L.P., a Delaware limited partnership By: BML Capital Management, LLC, its general partner and an Indiana limited liability company

January 26, 2015	By:	/s/ Braden M. Leonard
Managing Member

January 26, 2015	By:	/s/ Braden M. Leonard
Braden M. Leonard

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: This Amendment No. 5 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the reporting persons on April 28, 2011, the Amendment No. 1 filed on May 21, 2012, the Amendment No. 2 filed on June 22, 2012, the Amendment No. 3 filed on June 3, 2014, the Amendment No. 4 filed on November 14, 2014 (as amended, the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)